                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                                  ULTRAK, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    903898401
--------------------------------------------------------------------------------
                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 25, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
    1       The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 2 of 15 pages
----------------------------                             -----------------------

================================================================================
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Victoria & Eagle Strategic Fund, Cayman Island
               I.D. No. Foreign Corporation
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
    EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,120,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,120,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,120,000
--------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.1%
--------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 3 of 15 pages
----------------------------                             -----------------------

The  following  constitutes  the  Schedule  13D  filed by the  undersigned  (the
"Schedule 13D").

Item 1.        Security and Issuer.
               -------------------

            This statement relates to shares of the common stock, $.01 par value per share  ("Common  Stock"),  of Ultrak,  Inc.  (the  "Issuer").  The principal executive  offices  of the  Issuer  are  located  at 1301  Waters  Ridge  Drive,
Lewisville, Texas 75057.

Item 2.        Identity and Background.
               -----------------------

            Items 2(a),  2(b) and 2(c) This Statement is being filed by Victoria
& Eagle Strategic Fund,  Cayman Island, a Cayman Islands  corporation  ("VESF").

            VESF  is an  international  asset  management  group  whose  primary business is strategically  investing in foreign markets in order to achieve long term capital  growth.  The principal place of business of VESF is c/o Victoria &
Eagle Asset Management S.A. - Via Nassa, 44-CH-6900 Lugano, Switzerland.

            Item 2(d) During the last five years, VESF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Item 2(e) During the last five  years,  VESF has not been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f) VESF is incorporated in the Cayman Islands.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

            The aggregate purchase price of the 2,120,000 shares of Common Stock acquired  by VESF  was  $3,987,791.96  and was paid  for by  using  its  working capital.

Item 4.        Purpose of Transaction.
               ----------------------

            VESF  purchased  the shares of Common Stock based on its belief that at  current  market  prices the  shares  were  undervalued  and  represented  an attractive  investment  opportunity.  Depending upon overall market  conditions, other investment opportunities available to VESF, and the availability of shares of Common  Stock at prices  that would make the  purchase of  additional  Common
Stock  desirable,  VESF may  endeavor  to  increase  its  position in the Issuer through,  among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as
VESF may deem advisable.

            Within the past six months,  VESF and Niklaus  Zenger,  the Chairman and Chief  Executive  Officer of Red Cube  International  AG ("Red Cube"),  have engaged in discussions about VESF's support of a possible  business  combination

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 4 of 15 pages
----------------------------                             -----------------------

of Red Cube and the Issuer.  There is currently no agreement  concerning  such a combination.

            Except as set forth herein or such as would occur upon completion of any of the  actions  discussed  above,  VESF does not have any  present  plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. In addition,  VESF intends to review its investment in the Issuer on a continuing basis.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities market and general economic and industry conditions,  VESF may in the future take such  actions  with  respect to its  investment  in the Issuer as it deems  appropriate  including,  without  limitation,  communicating  with  other stockholders,  seeking  Board  representation,  making  proposals  to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional shares of Common Stock or selling some or all of its shares of Common
Stock or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

            Item  5(a) The  aggregate  percentage  of  shares  of  Common  Stock reported  owned by VESF is based  upon the  2,337,700  shares  of  Common  Stock privately  issued by the Issuer on October  25, 2001 plus  11,688,888  shares of
Common Stock, which is the total number of shares of Common Stock outstanding as reported in the Issuer's  Quarterly  Report on Form 10-Q for the fiscal  quarter ended September 30, 2001,  filed with the Securities and Exchange  Commission on
November 14, 2001.

            Item 5(b) As of the close of  business on November  21,  2001,  VESF beneficially owned 2,120,000 shares of Common Stock, constituting  approximately
15.1% of the Issuer's outstanding Common Stock.

            Item 5(c) Item 6 lists all transactions in the Issuer's Common Stock in the last 60 days by VESF.

            Item  5(d) No person  other  than VESF is known to have the right to receive,  or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            Item 5(e) Not applicable.

Item 6.         Contracts,  Arrangements,  Understandings or Relationships  With
                Respect to Securities of the Issuer.
                ------------------------------------

            On September 27, 2001,  Niklaus Zenger entered into a stock purchase agreement with the Issuer (the "Purchase Agreement"),  attached as Exhibit 7a to this  Schedule  13D hereto and  incorporated  herein by  reference,  whereby Mr.
Zenger purchased  2,337,700 shares of the Issuer's Common Stock for an aggregate purchase  price of  $4,441,630.  On October 12, 2001, Mr. Zenger entered into an agreement  with VESF whereby Mr. Zenger agreed to sell 2,120,000 of these shares

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 5 of 15 pages
----------------------------                             -----------------------

of  Common  Stock to VESF  immediately  upon  the  closing  of the  transactions contemplated in the Purchase  Agreement.  VESF subsequently  advanced Mr. Zenger
$3,987,791.96 for Mr. Zenger to purchase his shares. This simultaneous  purchase and sale transactions closed on October 25, 2001.

            On October  29,  2001,  Mr.  Zenger and VESF  entered  into a voting rights  agreement,  attached as Exhibit 7b to this Schedule 13D and incorporated herein by reference, pursuant to which VESF agreed to transfer the voting rights attached to its  2,120,000  shares of Common Stock to Mr. Zenger in exchange for
Mr. Zenger's  commitment to vote those shares of Common Stock in accordance with instructions  received from VESF.  At Mr.  Zenger's  demand,  VESF has agreed to execute and deliver a voting  proxy for these  shares in favor of Mr.  Zenger or any party designated by Mr. Zenger.

Item 7.        Materials to be Filed as Exhibits.
               ---------------------------------

(a)         Stock Purchase  Agreement,  dated September 27, 2001, between Issuer and Niklaus Zenger.
(b)         Agreement dated October 29, 2001 between Niklaus Zenger and VESF.

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 6 of 15 pages
----------------------------                             -----------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge  and belief,  the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2001

                                          VICTORIA & EAGLE STRATEGIC
                                          FUND, CAYMAN ISLAND

                                          By: /s/ Fabio Conti
                                              ------------------
                                              Name: Fabio Conti
                                              Title: Director

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 7 of 15 pages
----------------------------                             -----------------------

                                  EXHIBIT INDEX

Exhibit:

1.          Stock Purchase  Agreement,  dated September 27, 2001, between Issuer and Niklaus Zenger.

2.          Agreement dated October 29, 2001 between Niklaus Zenger and VESF.

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 8 of 15 pages
----------------------------                             -----------------------

                                    Exhibit 1
                                    ---------

                                     ANNEX A

                            STOCK PURCHASE AGREEMENT
                            ------------------------

            THIS STOCK PURCHASE  AGREEMENT (this  "Agreement"),  dated September
27, 2001, is between Ultrak, Inc., a Delaware  corporation (the "Company"),  and
Niklaus Zenger ("Purchaser").

            RECITALS.  The Company is a public company in the United States with certain of its Common  Stock (the  "Stock")  registered  with the United  States
Securities and Exchange Commission (the "SEC") and listed on the NASDAQ National
Market System. At the closing of the transactions contemplated by this Agreement
(the "Closing"), the Company desires to sell to Purchaser, and Purchaser desires to acquire from the Company,  2,337,700  authorized  but unissued  shares of the
Stock (the  "Purchased  Shares") in exchange fox  $4,441,630.00  (the  "Purchase
Price").   Purchaser  understands  that  the  Purchased  Shares  have  not  been registered with the SEC and are not freely transferable.

            NOW THEREFORE,  in  consideration of the premises and the respective covenants and agreements  contained herein, the receipt and sufficiency of which are hereby  acknowledged,  the parties  hereto,  intending to be legally  bound, hereby covenant and agree as follows;

            1.  Purchase.  Subject to the terms hereof,  on the Closing Date (as hereinafter  defined),  the  Company  shall sell and deliver to  Purchaser,  and
Purchaser agrees to purchase from the Company, the Purchased Shares.

            2.  Purchase  Price.  As  consideration  for the  Purchased  Shares,
Purchaser shall pay the Company the Purchase Price at the Closing in immediately available funds.

            3. Closing.  The Closing shall be held at the offices of the Company in  Lewisville,  Texas,  at 10:00  a.m.,  local  time,  on the date  hereof (the
"Closing  Date").  At the  Closing,  each party shall  execute and deliver  each document  required to  consummate  this  Agreement.  The Company shall deliver a certificate or certificates representing the Purchased Shares.

            4. Additional  Shares.  The Company,  at the Company's  option,  may elect,  for  thirty  (30) days from the date  hereof,  to obtain  all  approvals necessary  (including  NASDAQ  approval) to sell  Purchaser up to an  additional
293,879 shares of the Stock (the "Additional  Shares") at a price per Additional
Share of $1.90 payable in cash. All of Purchaser's  representations herein shall apply to both the Purchased Shares and any Additional Shares,

            5.  Representations  of the  Company.  The  Company  represents  and warrants to Purchaser that:

                (a)  The  Company  is  a  corporation  duty  organized,  validly existing,  and in good  standing  under  Delaware  law.  The  Company  has  full corporate power and authority to perform this Agreement.

                (b) The execution,  delivery,  and performance by the Company of this Agreement has been duly authorized and approved by all necessary  corporate action on the part of the Company.  This  Agreement  has been duly  executed and delivered by the Company, and is the legal, valid, and binding obligation of the
Company,  and is enforceable  against the Company in accordance  with its terms, subject to laws affecting  generally the enforcement of creditors' rights and to general principles of equity.

                (c)  The  execution  and  deliver  of  this  Agreement,  and the consummation of the transactions contemplated by this Agreement, will not result in a breach or violation of, or  constitute a default under (i) the  Certificate of Incorporation or Bylaws of the Company or (ii) any agreement or instrument to which the Company is a party or by which the Company is bound.

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 9 of 15 pages
----------------------------                             -----------------------

                (d) Other than  filings  with the SEC and NASDAQ and the consent of the Company's  lenders,  no  authorization,  consent,  approval,  permit,  or license of, or filing with, any  governmental or public body or authority or any other person or entity is required to  authorize,  or is required in  connection with the Company's execution, delivery, and performance of this Agreement.

                (e) The Company has  furnished  to Purchaser  (i) the  Company's annual  report on Form  10-K for the year  ended  December  31,  2000,  (ii) the
Company's  annual report to  stockholders  for the year ended December 31, 2000,
(iii) the  Company's  definitive  proxy  statement  for the June 1, 2001  annual meeting of the Company's stockholders,  and (iv) the Company's Form 10-Q for the quarters  ended  March  31,  2001  and  June 30,  2001  (collectively,  the "SEC
Filings").  The Company represents that all of the SEC Filings were timely filed and in accordance with the SEC's rules and regulations.

            6.  Representations  of Purchaser.  Purchaser hereby  represents and warrants to the Company as follows:

                (a)  Purchaser is an individual  and in good standing  under the laws of the  Switzerland.  Purchaser  has all  requisite  power and authority to perform this Agreement.

                (b) The  execution,  delivery,  and  performance by Purchaser of this Agreement has been duly authorized and approved by all necessary  action on the part of  Purchaser.  This  Agreement has been duly executed and delivered by
Purchaser,  and is the legal, valid, and binding obligation of Purchaser, and is enforceable  against  Purchaser in  accordance  with its terms,  subject to laws affecting  generally  the  enforcement  of  creditors'  rights  and  to  general principles of equity.

                (c)  The  execution  and  delivery  of this  Agreement,  and the consummation of the transactions contemplated by this Agreement, will not result in a breach or violation of or constitute a default under or pursuant to (i) the
[charter documents]  [formation documents] of Purchaser or (ii) any agreement or instrument to which Purchaser is a party or by which Purchaser is bound,

                (d) Other than a filing with the SEC following  the Closing,  no authorization,  consent,  approval,  permit,  or license of, or filing with, any governmental  or  public  body or  authority  or any  other  person or entity is required to authorize,  or is required in connection with Purchaser's execution, delivery, and performance of this Agreement.

                (e) There  are no  claims  for any  broker  or  similar  fees in connection  with the  transactions  contemplated  by this Agreement based on any arrangement  of  agreement  made by or on behalf  of  Purchaser  or  Purchaser's affiliates.

                (f) Purchaser  hereby  represents and warrants to, and covenants with, the Company that:

                    (i) Purchaser has reviewed the SEC Filings.  The Company has given  Purchaser the  opportunity  to review any of the Company's  other filings with the SEC.

                    (ii) In  connection  with the  issuance to  Purchaser of the
Purchased  Shares,  Purchaser  hereby  acknowledges  and  understands  that  the
Purchased Shares have not been registered under the United States Securities Act of 1933, as amended (the "Federal  Act"),  the Texas  Securities Act, as amended
(the "Texas  Act"),  or any  securities  acts of any other state or country (the
"Other  Acts"),  that the  Purchased  Shares are being  issued to  Purchaser  in reliance upon one or more exemptions from registration  contained in the Federal
Act, the Texas Act, and the Other Acts, and that the Company's  reliance on such exemptions is based in part upon the representations made herein by Purchaser.

                    (iii)  Purchaser  hereby  represents  to  the  Company  that
Purchaser is acquiring the Purchased  Shares solely for  Purchaser's own account for investment and not with a view to, or for offer or sale in connection  with,

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 10 of 15 pages
----------------------------                             -----------------------

the  unregistered  "distribution"  of all or any  part of the  Purchased  Shares within the  meaning of the  Federal  Act.  Purchaser  represents  that he has no current  intention  to sell,  convey,  dispose of, or otherwise  distribute  any interest in or risk related to the Purchased Shares.  Purchaser acknowledges and agrees that this transaction has not been reviewed or approved by the SEC or any other governmental agency or department.

                    (iv) Purchaser  hereby  acknowledges  that the provisions of
Rule 144  promulgated  under the Federal Act ("Rule 144")' are not now available for the public resale of the Purchased Shares and that Purchaser has no right to have the Purchased Shares  registered under the Federal Act to permit them to be resold.  Purchaser also hereby  acknowledges that, as a result of the foregoing,
Purchaser must hold the Purchased Shares for at least one (1) year from issuance
(unless subsequently  registered prior to that time) assuming the entire risk of investment  therein for that period of time,  until and unless (A) the Purchased
Shares are  subsequently  registered  under the Federal Act,  (B) the  Purchased
Shares may be sold under Rule 144,  or (C) an  exemption  from  registration  is available at the time of resale of the Purchased  Shares,  Purchaser is aware of the provisions of Rule 144 which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions,  including, among other  things,  the  existence  of a public  market for such  shares,  the availability  of certain  current  public  information  about the issuer of such shares, the resale occurring not less than one year after acquisition,  the sale being  through a  "broker's  transaction"  or in  transactions  directly  with a
"market  maker" (as provided by Rule 144(f)) and the number of shares being sold during any three-month period not exceeding  specified  limitations  (unless the sale is within the requirements of Rule 144(k)).

                    (v)  Purchaser   hereby   represents  to  the  Company  that
Purchaser has such  knowledge and  experience in financial and business  matters that Purchaser is capable of evaluating the merits and risks of investing in the
Purchased Shares and that Purchaser is able to bear the economic risk, including a total  loss,  of such  an  investment.  Purchaser  understands  and has  fully considered  for purposes of this  investment  the risks of this  investment  and that,  because of the  restrictions  on  transfer,  it may not be  possible  for
Purchaser to liquidate  Purchaser's  investment in the  Purchased  Shares in the case of emergency.

                    (vi)  Purchaser  acknowledges  and agrees that  Purchaser is acquiring the Purchased  Shares  without being offered or furnished any offering
literature  or  prospectus   other  than  the  SEC  Filings.   Purchaser  hereby
acknowledges  that Purchaser has had access to all information,  which Purchaser considers  necessary  or  advisable  to  enable  Purchaser  to make an  informed decision  concerning  the  acquisition  of the  Purchased  Shares.  Purchaser is acquiring the  Purchased  Shares based solely on  Purchaser's  review of the SEC
Filings and Purchaser's  investigation of, and satisfaction  with, the Company's current and anticipated financial condition and assets and not based on any oral representations  of  any  individual.  Purchaser  confirms  that  Purchaser  and
Purchaser's  representatives and advisors have been given the opportunity to ask questions  of,  and to receive  answers  from,  persons  acting on behalf of the
Company  concerning  the business and prospects of the Company and to obtain any additional  information,  to the extent such persons possess such information or can acquire it without  unreasonable  effort or expense and without  breach,  of confidentiality obligations, necessary to verify the accuracy of the information set forth in the SEC Filings.

                    (vii)  Purchaser  understands  that  Purchaser must not, and
Purchaser,  agrees that Purchaser will not, sell, transfer, assign, encumber, or otherwise dispose of the Purchased Shares or any interest therein,  unless prior thereto Purchaser has delivered to the Company,  and the Company has accepted as satisfactory, an opinion of experienced and competent counsel to the effect that such proposed sale, transfer,  assignment,  encumbrance, or disposition will not constitute  or result in any  violation  of the Federal  Act, the Texas Act, the
Other Acts,  or any other  applicable  statute  relating to the  disposition  of securities.

                    (viii)  Purchaser  understands  and agrees that there may be typed or  otherwise  printed  on the  certificates  representing  the  Purchased
Shares,  and any other securities issued in respect of the Purchased Shares upon any stock split, stock dividend,  recapitalization,  merger,  consolidation,  or similar event, a legend referring to the foregoing restriction upon disposition, such legend to be  substantially in the following form (in addition to any other legends required by applicable law):

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 11 of 15 pages
----------------------------                             -----------------------

            THE  PURCHASED  SHARES  EVIDENCED  BY  THIS  CERTIFICATE  HAVE  BEEN
ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933 (THE "ACT") OR UNDER ANY APPLICABLE  STATE LAW, AND SUCH  PURCHASED  SHARES
MAY NOT BE SOLD,  TRANSFERRED,  ASSIGNED,  OR  OTHERWISE  DISPOSED  OF  UNLESS A
REGISTRATION STATEMENT UNDER THE ACT WITH RESPECT TO SUCH DISPOSITION SHALL THEN
BE IN EFFECT OR UNLESS THE PERSON  REQUESTING  THE  TRANSFER  OF SUCH  PURCHASED
SHARES SHALL FURNISH, WITH RESPECT TO SUCH TRANSFER, AN OPINION OP COUNSEL (BOTH
COUNSEL AND OPINION TO BE  SATISFACTORY  TO THE  CORPORATION) TO THE EFFECT THAT
SUCH SALE, TRANSFER,  ASSIGNMENT,  OR DISPOSITION WILL NOT INVOLVE ANY VIOLATION
OF THE ACT OR ANY APPLICABLE STATE LAW.

                    (ix) Purchaser also understands that the Company's  Transfer
Agent,  the keeper of the Company's  stock transfer books and records,  has been instructed  not to transfer  the  Purchased  Shares  except  upon the  Company's instructions  for one (1) year from  issuance (and  transfers  during the second year after  issuance must be in  accordance  with Rule 144) and that the Company will take such  other  steps as the  Company  deems  necessary  to  prevent  the transfer of the Purchased Shares in the absence of compliance with the foregoing restrictions.

                    (x) Purchaser represents to the Company that Purchaser is an
"accredited  investor"  under Rule 501 of  Regulation  D of the Federal Act, and that the sale of the Purchased  Shares to Purchaser is  predicated,  in part, on
Regulation D, which addresses the limited sale of unregistered securities.

                    (xi)  Purchaser  acknowledges  that  Purchaser  has received certain  financial  projections for the Company (the  "Financial  Projections").
Purchaser understands that there is no guarantee or assurance that the Company's operations will meet the Financial  Projections.  Purchaser further  understands that the Financial Projections are subject to a number of factors, most of which are outside the Company's control.  The Financial  Projections involve risks and uncertainties  and actual  results  may  differ  materially  from the  Financial
Projections,  Investor acknowledges that the Financial Projections should not be relied upon as indicative of the Company's future performance.

            7.  Notices.  All notices and  communications  under this  Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally,  (b) sent by third party courier or overnight  delivery service,  or
(c) sent by telecopy  (with  receipt  confirmed),  to parties at the address set forth  opposite  their  signature.  Any such notice shall be deemed to have been given and received on (i) the date so delivered,  if delivered personally,  (ii)
the next  business day after  delivery to such third party  courier or overnight delivery service,  if sent by third party courier or overnight  delivery service for  next  day  delivery,  or (iii)  the  date of the  confirmation,  if sent by telecopy.

            8. Entire Agreement. This Agreement constitutes the entire agreement and understanding  between the parties relating to the subject matter hereof and supersedes all prior agreements, communications, and arrangements, whether oral, written,  or inferred,  among the parties relating to the subject matter hereof.
This Agreement may not be modified,  in whole,  or in part,  except by a written instrument executed by each party hereto.

            9.  Governing  Law.  This  Agreement  shall be governed by Texas law without regard to the conflict of law principles thereof.

            10.  Severability.  If any provision of this Agreement is held to be illegal,  invalid,  or  unenforceable  under any  current  or future  law,  such provision  shall be fully  severable and this  Agreement  shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part hereof,  and the remaining  provisions of this Agreement  shall remain in full force and effect and shall not be  affected  by the  illegal,  invalid,  or unenforceable  provision or by its severance herefrom.  Furthermore,  in lieu of such  illegal,  invalid,  or  unenforceable  provision,  there  shall  be  added automatically as part of this Agreement,  a provision as similar in its terms to such  illegal,  invalid,  or  unenforceable  provision as may be possible and be legal, valid, and enforceable.

            11.  Miscellaneous.  This Agreement may be executed in any number of counterparts,  each of  which  shall be  deemed  an  original,  but all of which together shall  constitute one and the same instrument and taxed signature pages

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 12 of 15 pages
----------------------------                             -----------------------

to this Agreement shall be fully binding and enforceable  without  requiring the manually executed  signature  page(s) to this Agreement.  Time is of the essence with  respect to the time  periods set forth or  referred to in this  Agreement.
Except as otherwise set forth herein,  all fees, costs, and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees, costs,  and expenses.  No party to this  Agreement may sell,  transfer,  assign, pledge,  or  hypothecate  its  rights,  interests,  or  obligations  under  this
Agreement  without the consent of the other party. This Agreement shall inure to the benefit of, be binding upon,  and be  enforceable  by the parties hereto and their respective  successors and permitted assigns.  The waiver of any breach of any term or condition of this  Agreement  shall not be deemed to constitute  the waiver of any other breach of the same or any other term or condition.

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 13 of 15 pages
----------------------------                             -----------------------

            IN WITNESS  WHEREOF,  the parties  have caused this  Agreement to be executed as of the date first written above.

                                          ULTRAK, INC.
Address:
1301 Waters Ridge Drive
Lewisville, Texas  75057
Telecopy No. ______________
Attn: _____________________

                                          By:/s/Karen S. Austin
                                             ----------------------------
                                             Its: Vice President-General Counsel
                                             -----------------------------------

                                          Niklaus Zenger
Address:
Mr. Niklaus Zenger, Rossliweg 12
CH-4538 Oberbipp, Switzerland
Telecopy No._________________
Attn:________________________

                                          By:/s/Niklaus Zenger
                                             ----------------------------
                                          Its:____________________

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 14 of 15 pages
----------------------------                             -----------------------

                                    Exhibit 2
                                    ---------

                               PURCHASE AND VOTING
                                    AGREEMENT

--------------------------------------------------------------------------------

                                     Between

Niklaus Zenger, Rossliweg 12, 4538 Oberbipp, Switzerland
---------------------------------------------------------
(hereafter referred to as "Zenger")

                                       and

Victoria & Eagle Strategic Fund, Cayman Island, c/o Victoria & Eagle Asset
--------------------------------------------------------------------------
Management S.A., Via Nassa 44, Lugano, Switzerland
--------------------------------------------------
(hereafter referred to as "Victoria & Eagle")

WHEREAS  Zenger is the  beneficiary  of a stock  purchase  agreement with Ultrak
Ltd., (hereafter referred to as Ultrak) and whereas Zenger is entitled to assign some or all of this rights under said agreement

WHEREAS  Victoria & Eagle  wishes to  acquire  such  shares,  subject to certain limitations and conditions

NOW THEREFORE the parties agree as follows:

1.    Zenger  hereby  agrees to assign to Victoria & Eagle his rights to acquire
      2'120'000  shares of Ultrak subject to Victoria & Eagle's  agreement to be bound by the terms of the  agreement  and in  particular  to transfer  the purchase  price as provided for in such agreement and to assign his voting rights to Zenger.

2.    Victoria & Eagle hereby agrees to irrevocably  assign to Zenger his voting rights  attached to the  2'120'000  common  shares of Ultrak,  acquired by
      Victoria & Eagle under this  agreement,  and Zenger  hereby agrees to vote the shares solely in accordance with  instructions  received by Victoria &
      Eagle.  At Zenger's first demand Victoria & Eagle will sign a voting proxy in favour of Zenger or any party designated by Zenger.

----------------------------                             -----------------------
CUSIP No. 903898401                    13D                 Page 15 of 15 pages
----------------------------                             -----------------------

3.    The  assignment  of the voting rights in  accordance  with this  agreement remains  valid and  overrides  any sale or other  disposal  of the  Ultrak shares subject to this agreement and Victoria & Eagle agrees that he shall not sell said shares  unless the buyers agrees to be bound by the terms of this agreement.

4.          This agreement overrides any other agreement.

This Agreement shall be subject to and governed by Delaware Law.

Date: 29th October, 2001

Niklaus Zenger                         Victoria & Eagle Strategic Fund

----------------------                 ----------------------------------